IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE


Carl L. Green &                                        )     C.A. No.
Dawn Martinson Green                                   )
                                                       )
                                  Plaintiffs,          )
                                                       )
v.                                                     )     COMPLAINT
                                                       )
Locate Plus Holdings Corporation, a                    )
 Delaware Corporation,                                 )
James Fields, President & CEO & CFO & Director         )
 Locate Plus Holdings Corporation,                     )
Jon Latorella, Chairman & Director Locate Plus         )
 Holdings Corporation,                                 )
                                                       )
                                  Defendants.          )


                                     PARTIES

Locate Plus Holdings Corporation a Delaware Corporation located at addressStreet1201 Market Street Suite 1600 CityWilmington, StateDE PostalCode19801. The registered agent at such address is PHS Corporate Services, Inc.

James Fields upon information and belief is a resident of placeStateMassachusetts and the President and CEO and CFO and Director of Locate Plus Holdings Corporation located at addressStreet1201 Market Street Suite 1600 CityWilmington, StateDE PostalCode19801. The registered agent at such address is PHS Corporate Services, Inc.

Jon Latorella Chairman of the Board & Director of Locate Plus Holdings Corporation located at addressStreet1201 Market Street Suite 1600
CityWilmington, StateDE PostalCode19801. The registered agent at such address is PHS Corporate Services, Inc.


                                  JURISDICTION

This court has jurisdiction pursuant to Del. Code Annotated Title 8 ss. 123, 131, 219 and the Delaware General Corporation Law ("DGCL").

                                CLAIM FOR RELIEF
                 (Direct Suit for injury which is distinct and
                    disproportionate to other share holders)

1. This is a direct suit brought by the plaintiff because the plaintiff's ability to gain control of the corporation through voting rights and economic value was diluted, causing injury. As a consequence the plaintiff is harmed unequally and individually to the same extent the defendants have benefited.

2. The defendants have breached their fiduciary duty of care and loyalty. They have acted with gross negligence. The company directors and defendants have failed to manage the company in good faith.

3. This lawsuit also involves statutory rights of the shareholder concerning the rights to inspect corporate books and records and to make premises inspection.

4. A derivative suit can not suffice to adequately compensate the injured plaintiff, and there is no chance of multiple lawsuits, prejudice to creditors, or interference with a fair distribution to all shareholders.

5. The officers and directors of Locate Plus Holdings Corporation have impaired the plaintiff's ability to benefit from its investment. The corporation and its officers and directors employed various devices and techniques to prevent control of the corporation through voting rights and increased economic value by dilution. Injury has resulted through such means as:

     (a) withholding information
     (b) legal techniques in preventing shareholders from getting information
     (c) dilution of shareholder interest by techniques of technical default and bonus and option plans
     (d) failure to properly report, provide, or update current shareholder information

6. The transaction claimed herein constitutes an expropiration of voting power to the corresponding deterrent of the plaintiff.

7. The defendants issued an excessive number of shares in exchange for voting rights and to retain control of the company.

8. The defendants James Fields and Jon Latorella without any significant cost to themselves did not suffer a dilution of voting power which in return reduced the plaintiffs interest from over 5% to approximately 3% and with increased economic value from $60,000 to over $200,000 reduced it down to $30,000. The plaintiff has suffered harm unique to them individually that can be remedied by bringing this direct claim.

9. The defendants are officers and directors having effective control that caused the corporation to issue excessive shares of its stock in exchange for voting rights of the controlling stock.

10. The issuance of excessive shares along with threat of further dilution by another 75 million shares of stock collapse the stock price and significant economic value.

11. The means to achieve the dilution of economic collapse in share price was an over issuance of shares for the alleged benefit of the debt holder issued and used by the corporation for voting power.

12. The plaintiff is harmed by this practice and has a claim to compel relief based on misconduct by those in control of the corporation and based on reasonable expectations.

13. The end result or expected result of this transaction is an improper transfer or expropriation of voting power and harm has resulted in a loss of voting power as well as economic value.

14. There was a redistribution of economic power and voting power embodied in the interest of the plaintiffs.

15. Plaintiff is entitled to recover the value represented by the over issuance directly and without regard to any claim the corporation may have.

16. The defendants actions are a product of transactional creativity to evade the law by dressing what is prohibited in substance in the form of that which is permissible.

                                PRAYER FOR RELIEF

WHEREFORE, Plaintiff seeks the following relief:

         a. An injunction prohibiting the defendants from using the excessive shares to deny the shareholder the ability to gain control of the corporation through voting rights and increased economic value.

         b. An injunction prohibiting the defendants from having a shareholder meeting without giving plaintiffs access to shareholder information.

         c.  Relief based on misconduct by those in control of the corporation.

         d.  Relief based on reasonable expectations.

         e. Relief based on shareholders right to inspect corporate books and records and made premises inspections.

         f.  For cost and reasonable fees.

         g.  For such other relief as is just and the circumstances may require.



         Dated September 7, 2008



                         CARL L. GREEN             DAWN MARTINSON GREEN


                       By______________________    __________________________
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